Independent Auditors' Report


To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission:

RE:	UMB Scout Money Market Fund, Inc. - Prime Portfolio
	Form N-17f-2
	File Number 811-3528


We have examined management's assertion about UMB SCOUT MONEY MARKET FUND,
INC. - PRIME PORTFOLIO'S (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999 with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

* Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company, the Morgan Stanley Trust Company, UMB Bank - New York and Euroclear in book entry form.

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB Scout Money Market Fund, Inc.
- Prime Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


					/s/ BAIRD, KURTZ & DOBSON






Kansas City, Missouri
June 28, 1999

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-3528                        April 30, 1999






2. State Identification Number:






AL	*

AK	98 02175

AZ	S-0033495-QUAL

AR	85-M1012-01

CA	*

CO	*

CT	SI45569

DE	*

DC	*

FL	*

GA	*

HI	*

ID	48843

IL	*

IN	*

IA	I-26311

KS	9850001427

KY	*

LA	*

ME	MF98-6736

MD	SM980022

MA	989280

MI	227110

MN	*

MS	MF-98-01-008

MO	Q-MT-1282

MT	33721

NE	029884

NV	*

NH	*

NJ	*

NM	685365

NY	*

NC	*

ND	U559

OH	*

OK	I-320997

OR	*

PA	*

RI	*

SC	MF11227

SD	10199

TN	RM98-3643

TX	C-39437

UT	*

VT	1/16/98-18

VA	*

WA	C-57913

WV	MF-24127

WI	341388-03

WY	*

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
**Securities in the UMB Scout Funds Combined Prospectus included on one
  Notice Filing (Balanced Fund, Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)





3. Exact name of investment company as specified in registration statement:

        UMB Scout Money Market Fund, Inc. - Prime Portfolio





4. Address of principal executive office: (number, street, city, state, zip code)700 Karnes Boulevard, BMA Tower, Kansas City, Missouri 64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940





We, as members of management of UMB Scout Money Market Fund, Inc. - Prime Portfolio, are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999 and from December 31, 1998 through April 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and from December 31, 1998 through April 30, 1999, with respect to securities reflected in the investment account of the company.



UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President

Independent Auditors' Report



To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission:

RE:	UMB Scout Money Market Fund, Inc. - Federal Portfolio
	Form N-17f-2
	File Number 811-3528


We have examined management's assertion about UMB SCOUT MONEY MARKET FUND,
INC. - FEDERAL PORTFOLIO'S (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999 with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO, without prior notice to management:

* Confirmation of all securities held by institutions in book entry form, the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company, the Morgan Stanley Trust Company and Euroclear.

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB Scout Money Market Fund, Inc.
- Federal Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


					/s/ BAIRD, KURTZ & DOBSON






Kansas City, Missouri
June 28, 1999

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-3528                        April 30, 1999






2. State Identification Number:






AL	*

AK	98 02174

AZ	S-0033494-QUAL

AR	85-M1012-02

CA	*

CO	*

CT	SI45578

DE	*

DC	*

FL	*

GA	*

HI	*

ID	48842

IL	*

IN	*

IA	I-26312

KS	83S0000723

KY	*

LA	*

ME	MF98-6737

MD	SM980023

MA	98279

MI	227116

MN	*

MS	MF-98-01-003

MO	Q-MT-1282

MT	9203

NE	030366

NV	*

NH	*

NJ	*

NM	685364

NY	*

NC	*

ND	U558

OH	*

OK	I-320997

OR	*

PA	*

RI	*

SC	MF11226

SD	10198

TN	RM98-3643

TX	C-39436

UT	*

VT	1/16/98-19

VA	*

WA	C-57912

WV	MF-24126

WI	341389-03

WY	*

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
**Securities in the UMB Scout Funds Combined Prospectus included on one
  Notice Filing (Balanced Fund, Bond Fund, Money Market Fund,
  Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)






3. Exact name of investment company as specified in registration statement:

        UMB Scout Money Market Fund, Inc. - Federal Portfolio






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940





We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio, are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999 and from December 31, 1998 through April 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and from December 31, 1998 through April 30, 1999, with respect to securities reflected in the investment account of the company.


UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President